February 26, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CB Financial Services, Inc.

Registration Statement on Form S-4 (Commission File No. 333-222512)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, CB Financial Services, Inc. hereby requests that the above referenced Registration Statement on Form S-4 be declared effective on March 1, 2018 at 10:00 a.m., or as soon thereafter as is practicable.

Please contact Victor L. Cangelosi, of Luse Gorman, PC. ((202) 274-2028), if you have any questions concerning this matter.

Very truly yours,

/s/ Barron P. McCune, Jr.
Barron P. McCune, Jr.
Vice-Chairman and Chief Executive Officer